UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	180 Lonsdale Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
GPO BOX 86A
	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
	Tel +61 1300 55 47 57 Fax +61 3 9609 4372	Fax + 44 20 7802 4111
31 August 2011	bhpbilliton.com	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of director	Mr J Nasser

Date of last notice	1 December 2010

Date issuer informed of transaction	31 August 2011

Date and place of transaction	30 August 2011 on the New York Stock Exchange

Nature of transaction	On-market purchase of 12,000 BHP Billiton Plc American Depositary Shares (representing 24,000 BHP Billiton Plc shares) and 2,400 BHP Billiton Limited American Depositary Shares (representing 4,800 BHP Billiton Limited shares) on the New York Stock Exchange.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	The registered holder is Comerica Bank who holds the shares for the Jacques Nasser Trust. Mr Nasser has a beneficial interest.

Date of change	30 August 2011

No. of securities held prior to change	20,000 BHP Billiton Plc ADRs (representing 40,000 BHP Billiton Plc shares); and 2,800 BHP Billiton Limited ADRs (representing 5,600 BHP Billiton Limited shares).

Class	American Depositary Shares (ADRs) in BHP Billiton Plc and BHP Billiton Limited

Number acquired	12,000 ADRs (representing 24,000 BHP Billiton Plc shares) 2,400 ADRs (representing 4,800 BHP Billiton Limited shares)

Number disposed	—

Value/Consideration	US$67.37 per BHP Billiton Plc ADR US$84.63 per BHP Billiton Limited ADR

No. of securities held after change	32,000 BHP Billiton Plc ADRs (representing 64,000 BHP Billiton Plc shares); and 5,200 BHP Billiton Limited ADRs (representing 10,400 BHP Billiton Limited shares).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of BHP Billiton Plc and BHP Billiton Limited ADRs

Any additional information	—

Part 2 – Change of interests in contracts other than as described in Part 4

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	—

If prior written clearance was provided, on what date was this provided?	—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Total number of securities over which options or other rights held at the date of this notice	—

Any additional information	—

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Libby Joyner – BHP Billiton Limited
Geof Stapledon – BHP Billiton Plc

Contact details	Libby Joyner	Tel:	+61 3 9609 2339
		Fax:	+61 3 9609 4372

	Geof Stapledon	Tel:	+44 20 7802 4176
		Fax:	+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 31, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary